KH 9/7

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 25 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-10 (MM/DD/YY) AND ENDING 6-30-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 PIKE STREET, SUITE 2250
(No. and Street)

SEATTLE (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nolan LaFrombois 206-676-6219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. WILSON, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #9 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021669

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, Nolan LaFrombois, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/CFO

Title

Dorothy K. Richmond

Notary Public

DOROTHY K. RICHMOND
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
AUGUST 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188

(206) 285-1528 (f) (206) 282-2727 (T)

jwilson@jeffwilsonps.com

- Independent Auditor's Report -

The Board of Directors
Morton Clarke, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke, Inc. as of June 30, 2011 and 2010 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke, Inc. as of June 30, 2011 and 2010 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

Jeff M. Wilson, P.S.
Seattle, Washington
August 17, 2011

Jeffrey M. Wilson, P.S.

15215 52nd Ave. S. #9
Tukwila, WA 98188

(206) 285-1528 (f) **(206) 282-2727 (T)**

jwilson@jeffwilsonps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Morton Clarke, Inc.
Seattle, WA

In planning and performing our audit of the financial statements of Morton Clarke, Inc. for the years ended June 30, 2011 and 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Morton Clarke, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because Morton Clarke, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Morton Clarke, Inc. in any of the following:

1. Making quarterly securities examinations, counts, Verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Morton Clarke, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of Morton Clarke, Inc., the specific weaknesses are not described herein and no corrective action has been taken or proposed by Morton Clarke, Inc.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Morton Clarke, Inc. for the years ended June 30, 2011 and 2010 and this report does not effect our report thereon dated August 17, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Morton Clarke, Inc.'s practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

JEFF M. WILSON P.S.
Seattle, Washington
August 17, 2011

MORTON CLARKE, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2011 and 2010

ASSETS

		2011		2010
CURRENT ASSETS				
Cash - Deposit (FINRA)	$	354	$	234
Cash - Bank & Money Market		279,332		240,533
Receivable - Fidelity		0		61,142
Revenue Account Receivable		0		(9,121)
Accrued Interest Receivable		24,348		12,657
Inventory - Muni Bonds		2,392,437		1,392,512
Prepaid Expenses		60,868		74,035
Management Fees Receivable		240,252		231,520
NASD - Warrants		8,100		8,100
Total Current Assets		3,005,691		2,011,612
FIXED ASSETS				
Furniture		77,000		77,000
Telephone Equipment		26,922		26,922
Office and Computer Equipment		101,668		90,556
		205,590		194,478
Less accumulated depreciation		(198,637)		(184,142)
Fixed Assets - Net		6,953		10,336
OTHER ASSETS				
Rental Deposits		19,006		19,006
Organizational Costs		2,366		2,366
Less accumulated amortization		(2,366)		(2,366)
Total Other Assets		19,006		19,006
TOTAL ASSETS	$	3,031,650	$	2,040,954

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2011 and 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts Payable	$ 9,003	$ 11,957
Payable - Fidelity	1,592,112	0
Commissions Payable	140,009	122,595
B & O Tax Payable	7,651	11,140
Total Current Liabilities	1,748,775	145,692
Total Liabilities	1,748,775	145,692
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 865,000 shares issued and outstanding	585,000	865,000
Retained Earnings	697,875	1,030,262
Total Stockholders' Equity	1,282,875	1,895,262
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,031,650	$ 2,040,954

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
INCOME STATEMENT
For the years ending June 30, 2011 and 2010

	2011		2010	
	AMOUNT	Percent Of Gross Revenue	AMOUNT	Percent Of Gross Revenue
REVENUE				
Trading	$ 988,361	30.8%	$ 951,728	23.0%
Commissions	1,177,264	36.7%	2,102,333	50.8%
Interest Income	641	0.0%	9,276	0.2%
Managed Account Fees	970,583	30.3%	950,870	23.0%
Tax Exempt Interest Income	84,394	2.6%	101,334	2.4%
Miscellaneous Income	8,339	0.3%	9,439	0.2%
Unrealized Gains (Losses) - Trading Securities	(21,674)	-0.7%	17,228	0.4%
Gross Revenue	3,207,908	100.0%	4,142,208	100.0%
OPERATING EXPENSES	3,190,113	99.5%	4,182,815	101.0%
Income (Loss) Before Federal Income Tax	17,795	0.5%	(40,607)	-1.0%
Federal Income Tax	1,246	0.0%	0	0.0%
Net Income (Loss)	$ 16,549	0.5%	$ (40,607)	-1.0%

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2011 and 2010

	2011	2010
Retained earnings, July 1, 2010 and 2009	$ 1,030,262	$ 1,040,569
Net income (loss)	16,549	(40,607)
Resale (Repurchase) of Treasury Stock	(348,936)	30,300
Retained earnings, June 30, 2011 and 2010	$ 697,875	$ 1,030,262

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2011 and 2010

	2011	2010
Stockholders' Equity, July 1, 2010 and 2009	$ 1,895,262	$ 1,880,569
Capital Stock Subscription (Repurchase)	(280,000)	25,000
Net Income (Loss)	16,549	(40,607)
Resale (Repurchase) of Treasury Stock - Retained Earnings Portion	(348,936)	30,300
Stockholders' Equity, June 30, 2011 and 2010	$ 1,282,875	$ 1,895,262

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2011 and 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 16,549	$ (40,607)
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	14,495	2,037
Change in current assets and liabilities:		
(Incr.) or decr. in receivable - Fidelity	61,142	(61,142)
(Incr.) or decr. in revenue acct receivable	(9,121)	22,192
(Incr.) or decr. in accrued int. receivable	(11,691)	23,190
(Incr.) or decr. in inventory - muni bonds	(999,925)	1,343,308
(Increase) or decrease in prepaid expenses	13,167	(27,920)
(Increase) in management fee receivable	(8,732)	(14,316)
Incr. or (decr.) in payable - Fidelity	1,592,112	(1,148,339)
(Decrease) in B & O tax payable	(3,489)	(3,649)
Increase in commissions payable	17,414	5,369
(Decrease) in fed. income tax payable	0	(13,431)
Incr. or (decr.) in accounts payable	(2,954)	11,957
Total adjustments	662,418	139,256
Net cash provided by operating activities	678,967	98,649
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(11,112)	(12,372)
Net cash (used) in investing activities	(11,112)	(12,372)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repurchase) of capital stock	(280,000)	25,000
Proceeds (repurchase) of treasury stock	(348,936)	30,300
Net cash provided (used) in financing activities	(628,936)	55,300
Net increase in cash and cash equivalents	38,919	141,577
Cash and cash equivalents at July 1, 2010 and 2009	240,767	99,190
Cash and cash equivalents at June 30, 2011 and 2010	$ 279,686	$ 240,767

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2011 and 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (FINRA).

The accompanying notes are an integral part of these statements.

NOTE 1: BUSINESS STRUCTURE

Morton Clarke, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2011 and 2010 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2011 and 2010 or prior are included in these financial statements even though the transaction settled after June 30, 2011 and 2010. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 4: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2011 and 2010. Morton Clarke, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2011 and 2010 was $1,592,112 and $0 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $2,392,437 and $1,392,512 as of June 30, 2011 and 2010 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 5: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $11,112 and $0 of additional depreciation (election to expense) was claimed for the years ending June 30, 2011 and 2010 respectively.

NOTE 6: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 7: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke, Inc. has entered into as of June 30, 2011.

Item	Monthly Payment	Lease Term			Square Footage
Pike Street Office	7,674.58	11-1-06	to	1-31-12	3077
Copy Machine	295.99	5-29-09	to	5-28-14	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2012	$	57,274
	June 30, 2013		3,552
	June 30, 2014		3,256
	June 30, 2015		0
	June 30, 2016		0
Total Minimum Payments Required		$	64,082

NOTE 8: PROFIT SHARING - 401K PLAN

Morton Clarke, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2011 and 2010. The contribution amounted to $66,326 and $86,849 for the years ended June 30, 2011 and 2010 respectively. In addition the company made matching contributions of $10,292 and $3,108 to the 401K plan for the years ended June 30, 2011 and 2010 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2011 and 2010

	2011		2010	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 1,097	0.03%	$ 296	0.01%
Bloomberg Lease	122,855	3.83%	134,261	3.24%
Bond Desk Trading	18,815	0.59%	23,163	0.56%
Business Taxes and Licenses	584	0.02%	934	0.02%
B & O Tax - Seattle	12,742	0.40%	19,467	0.47%
B & O Tax - Washington	55,268	1.72%	58,316	1.41%
Charitable Contributions	5,000	0.16%	19,000	0.46%
Clearing Fees	165,795	5.17%	174,339	4.21%
Compliance Expense	33,644	1.05%	26,247	0.63%
Computer Expense	16,353	0.51%	19,531	0.47%
Copier Lease	3,671	0.11%	3,228	0.08%
Customer Service Expense	15,356	0.48%	14,769	0.36%
Customer Write Off	6,852	0.21%	6,843	0.17%
Depreciation	14,495	0.45%	2,037	0.05%
Data Line	14,284	0.45%	15,516	0.37%
Data Process Expense	17,560	0.55%	17,848	0.43%
Employee Benefits	115,623	3.61%	124,094	3.00%
Federal Express	1,284	0.04%	1,475	0.04%
Fees, Service and Regulatory	25,904	0.81%	30,092	0.73%
Insurance Expense	4,157	0.13%	8,333	0.20%
Interest Expense	6,639	0.21%	8,636	0.21%
Internet Expense	16,831	0.52%	21,891	0.53%
Meals and Entertainment	860	0.03%	3,471	0.08%
FINRA Assessments/Fees	6,541	0.20%	6,245	0.15%
Office Supplies and Expense	20,391	0.64%	24,998	0.60%
Subscriptions and Periodicals	63,436	1.98%	63,653	1.54%
Payroll Service	2,096	0.07%	2,884	0.07%
Payroll Taxes	90,957	2.84%	112,639	2.72%
Postage & Other Freight	4,363	0.14%	4,301	0.10%
Professional Fees	35,629	1.11%	28,693	0.69%
Profit Sharing Expense	76,618	2.39%	89,957	2.17%
Quote Fees	18,942	0.59%	36,929	0.89%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2011 and 2010

	2011		2010	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
---- Continued from previous page ----				
Rent Expense	$ 95,000	2.96%	$ 89,595	2.16%
Repairs & Maintenance	0	0.00%	293	0.01%
Salaries - Officers	1,230,306	38.35%	1,479,501	35.72%
Salaries - Commissions	737,232	22.98%	1,163,773	28.10%
Salary - Clerical	121,016	3.77%	331,498	8.00%
Telephone Expense	10,500	0.33%	11,832	0.29%
Training - Securities	460	0.01%	800	0.02%
Travel Expense	957	0.03%	1,437	0.03%
TOTAL OPERATING EXPENSE	$ 3,190,113	99.47%	$ 4,182,815	100.99%

The accompanying notes are an integral part of these statements.

MORTON CLARKE, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2011 and 2010

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.

Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2011 and 2010

	2011	2010
Total ownership equity from Statement of Financial Condition	$ 1,282,874	$ 1,895,262
Total ownership equity qualified for Net Capital	1,282,874	1,895,262
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	1,282,874	1,895,262
Deduct: Total nonallowable assets from Statement of Financial condition	(335,532)	(343,230)
Net Capital before haircuts on securities positions	947,342	1,552,032
Haircuts on securities		
Debt Securities	(123,034)	(70,190)
Other Securities	(5,267)	(4,907)
Undue Concentration	(26,950)	0
Total Haircuts	(155,251)	(75,097)
NET CAPITAL	$ 792,091	$ 1,476,935

Minimum net capital required for Morton Clarke, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke, Inc. has excess net capital of $542,091 and $1,226,935 as of June 30, 2011 and 2010 respectively.

The accompanying notes are an integral part of these statements.

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) **(206) 282-2727 (T)**
jwilson@jeffwilsonps.com

Independent Auditor's Report

To the Board of Directors
Morton Clarke Inc.

We have audited the accompanying statement of SIPC (The Securities Investor Protection Corporation) annual assessment payments of Morton Clarke Inc. as of June 30, 2011 and 2010. The statement of SIPC assessments is the responsibility of Morton Clarke Inc.'s management. Our responsibility is to express an opinion on the statement of SIPC annual assessment payments based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of SIPC assessments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of SIPC assessments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of SIPC assessments. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of SIPC annual assessments were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (17a-5(e)(4)) as a supplemental report with annual filing of audited financial statement.

In our opinion, the statement of SIPC annual assessments referred to above present fairly, in all material respects, for the years ended June 30, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

JEFF M. WILSON P.S.
Seattle, Washington
August 17, 2011

MORTON CLARKE, INC.
SECHEDULE OF SIPC ANNUAL ASSESSMENTS
For the years ending June 30, 2011 and 2010

	2011	2010
Total Revenue - Applicable period July 1, 2010 and 2009 to June 30, 2011 and 2010	$ 3,207,908	$ 1,984,085
Deductions:		
Commissions Expense	165,795	83,002
Interest and Dividend Expense	6,639	3,324
Total Deductions	172,434	86,326
SIPC NET OPERATING REVENUES	3,035,474	1,897,759
General Assessment at .0025	7,589	4,744
Payment Previously made	(3,770)	0
Assessment Balance Due	$ 3,819	$ 4,744

MORTON CLARKE, INC.

FINANCIAL STATEMENTS

JUNE 30, 2011 and 2010

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